UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68856 / February 7, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15166

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In the Matter of

                                        :

HI DEF ENTERPRISES, INC.,   :
HI-RISE RECYCLING SYSTEMS, INC.,   :
HIGHLINE INDUSTRIES, INC.,   :   ORDER MAKING FINDINGS
HIREL HOLDINGS, INC.,   :   AND REVOKING
HOLIDAY RV SUPERSTORES, INC. (n/k/a   :   REGISTRATIONS BY DEFAULT
     FREEDOMROADS RV, INC.),   :   AS TO SEVEN RESPONDENTS
HOOKER ENTERPRISES, INC.,   :
HOSPITAL STAFFING SERVICES, INC., and :
HOTELWORKS.COM, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding on January 7, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Order Instituting Proceedings (OIP) alleges that HI DEF Enterprises, Inc. (HI DEF), Hi-Rise Recycling Systems, Inc. (Hi-Rise), Highline Industries, Inc. (Highline), Hirel Holdings, Inc. (Hirel), Hooker Enterprises, Inc. (Hooker), Hospital Staffing Services, Inc. (Hospital Staffing), and Hotelworks.com, Inc. (Hotelworks.com), (collectively, Respondents) have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by repeatedly failing to timely file periodic reports.[1]

        Respondents were served with the OIP on January 9, 2013. See 17 C.F.R. § 201.141(a)(2)(ii). They did not file an Answer, which was required within ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Additionally, Respondents have not shown cause, in response to my January 24, 2013, Order, why they should not be deemed in default.

        Respondents are in default because they failed to answer or otherwise defend this proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). This proceeding is determined against them upon consideration of the record, including the OIP, the allegations of which are deemed to be true. See 17 C.F.R. § 201.155(a).

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[1] The Commission accepted an Offer of Settlement from Holiday RV Superstores, Inc. (n/k/a FreedomRoads RV, Inc.). See HI DEF Enterprises, Inc., Exchange Act Release No. 68716 (Jan. 24, 2013).

FINDINGS OF FACT

HI DEF, Central Index Key (CIK) No. 797422, is a dissolved Florida corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HI DEF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1995, which reported a net loss of $300,215 for the prior twelve months.

Hi-Rise, CIK No. 906605, is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hi-Rise is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a loss of over $11.4 million for the prior six months. As of October 5, 2012, the company's stock (symbol "HIRI") was traded on the over-the-counter markets.

Highline, CIK No. 313372, is a permanently revoked Nevada corporation located in Miami Lakes, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Highline is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1993, which reported a net loss of $837,597 for the prior six months.

Hirel, CIK No. 1015115, is a void Delaware corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hirel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $3.5 million for the prior nine months.

Hooker, CIK No. 763364, is a dissolved Tennessee corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hooker is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1994, which reported a net loss of $12,624 for the prior six months.

Hospital Staffing, CIK No. 731625, is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hospital Staffing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 1997, which reported a net loss of over $5 million for the prior nine months.

Hotelworks.com, CIK No. 911434, is a New York corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hotelworks.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of over $3.1 million for the prior six months. As of October 5, 2012, the company's stock (symbol "HWRK") was traded on the over-the-counter markets.

In addition to repeatedly failing to timely file periodic reports with the Commission, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW AND SANCTIONS

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering Respondents' delinquent filings, it is necessary and appropriate for the protection of investors to revoke the registration of each class of their registered securities, pursuant to Section 12(j) of the Exchange Act.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of HI DEF Enterprises, Inc., Hi-Rise Recycling Systems, Inc., Highline Industries, Inc., Hirel Holdings, Inc., Hooker Enterprises, Inc., Hospital Staffing Services, Inc., and Hotelworks.com, Inc., is revoked.

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Cameron Elliot
Administrative Law Judge